Exhibit 99.1

Canopy Growth Provides Update on 2.0 Product Rollout

SMITHS FALLS, ON, Dec. 6, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) officially revealed its Cannabis 2.0 portfolio of products last week, set to come to market as part of the second wave of Canadian cannabis commercialization. With December 16, 2019, being the first date new product formats can be sold into distribution channels, the Company expects that in most markets new products will not be seen on shelves until early in January 2020.  Leveraging learnings from Cannabis 1.0, the Company will stagger its launch of various products and formats to ensure a smooth roll-out. As such, availability will vary by province based on their individual ordering and distribution activities. While the Company is providing this update in advance of the launch of Cannabis 2.0 products, for competitive reasons, it will not provide ongoing updates during the actual rollout period.

Canopy Growth’s lineup of vape pens and vape cartridges are anticipated to launch late January 2020 (CNW Group/Canopy Growth Corporation)

The first wave of cannabis chocolate products, which will arrive in retail in early January 2020, includes Tokyo Smoke Go, Tokyo Smoke Pause, and Tweed Bakerstreet chocolate bars. Tokyo Smoke Go is a THC-infused, sativa-dominant dark milk chocolate with minimal CBD content. Each five-piece chocolate bar contains 10 mg of THC, or 2 mg of THC in each piece. Tokyo Smoke Pause is a THC-infused, indica-dominant dark milk chocolate, containing 2 mg of THC in each of the five squares. Tweed Bakerstreet is blended with peppermint and milk chocolate and offers 2.5 mg of THC in each of the four chocolate squares. The second wave of chocolate bars will include Tokyo Smoke Ease CBD chocolate, expected to be on shelves in late January, as well as the Company's new brand of high-quality chocolate, Bean & Bud, expected to be on shelves by the end of February 2020.

The first wave of the Company's ready-to-drink mixed Distilled CannabisTM beverage products - Tweed Houndstooth & Soda, Houseplant Grapefruit, and Houseplant Lemon - are expected to hit shelves in early January 2020. The Company expects to launch additional beverage offerings under the Tweed, Quatreau, and Deep Space brands in the following weeks of January, with its Distilled CannabisTM spirits expected to follow in early February 2020.

On November 28, 2019, Chief Technology Officer Peter Popplewell unveiled Canopy Growth's lineup of vape pens and vape cartridges. The new products – consisting of cartridges and associated rechargeable batteries – are anticipated to launch late January 2020. Tweed, Twd., and Van Der Pop branded 510 thread format devices remain the Company's first launch focus, as the 510 thread format comprises approximately 75% of vape extract sales in established markets like Colorado and California. Further differentiated and feature-rich vape offerings are expected to launch thereafter, including the Company's single-use, recyclable, Bluetooth-enabled Juju Joints line-up of products. The Company will ensure that all products obtain UL 8139 certification prior to coming to market, which it considers the most thorough safety standard for vaping devices. Additionally, the Company is continually reviewing and testing all inputs to ensure the highest quality and reliability of cannabinoids, terpenes, tamper-resistance and product serialization features. The Company recognizes the recent announcements by the provinces of Newfoundland & Labrador and Quebec delaying the launch of vape products in those provinces; as provincial buyers increase their level of scrutiny on the products they sell, the Company will continue to work to meet the highest standards of safety, product quality and transparency for consumers.

The Company looks forward to introducing Canadian consumers to these exciting new product formats.

Here's to Future (deliciously infused) Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to future product format offerings. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Canopy Growth’s lineup of vape pens and vape cartridges are anticipated to launch late January 2020 (CNW Group/Canopy Growth Corporation)

Canopy Growth’s lineup of vape pens and vape cartridges are anticipated to launch late January 2020 (CNW Group/Canopy Growth Corporation)

Canopy Growth’s lineup of vape pens and vape cartridges are anticipated to launch late January 2020 (CNW Group/Canopy Growth Corporation)

Canopy Growth’s lineup of vape pens and vape cartridges are anticipated to launch late January 2020 (CNW Group/Canopy Growth Corporation)

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Tyler Burns, Vice President, Investor Relations, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 08:15e 06-DEC-19